

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 28, 2008

Via U.S. Mail

Christopher Crupi
Chief Executive Officer
Paramount Gold and Silver Corp.
346 Waverly Street Suite 110
Ottawa, Ontario Canada K2P OW5

> **Re: Paramount Gold and Silver Corp.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed May 13, 2008**
> **File No. 333-148831**
>
> **Form 10-KSB/A for the Fiscal Year Ended June 30, 2007, as**
> **amended on May 13, 2008**
> **Filed February 29, 2008**
> **File No. 1-33630**

Dear Mr. Crupi:

We have reviewed your amended filings and your response letter dated May 13, 2008 and we have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that you filed a Form 8-K on March 28, 2008 under Item 8.01 "Other Events" with respect to the trading suspension issued by the Commission on March 13, 2008. Provide us with an analysis as to whether this event should have been an Item 3.01 disclosure and whether it should have been filed within four business days of March 13, 2008. In addition, we note your disclosure in the Form 8-K filed April 22, 2008 that the DTC suspended all services for Paramount securities effective March 17, 2008. Provide us with an analysis as to whether this event should have been an Item 3.01 disclosure and whether it should have been filed within four business days of March 17, 2008.

2.   We note that in your response to comment five you state that there were 165 shareholders of record as of March 31, 2008. We did not see this correction made in the Form 10-KSB/A filed May 13, 2008. Please tell us when you intend to make this correction.

Overview and History, page 2

3.   We note your disclosure that "We were incorporated on March 29, 2005 as Panelmaster Corp." We further note your disclosure in your 8-K/A filed April 1, 2008 that "the Company was incorporated on March 31, 2005." Please revise your registration statement accordingly.

4.   We note your response to comments one through four. While you have provided lengthy responses to our comments, you have not provided corresponding disclosure in the registration statement. Please provide sufficient disclosure in the Form S-3 so that investors may understand the level of involvement of and due diligence performed by your current officers and directors with respect to the formation of the company and the events leading to the recent trading suspension order. Please provide risk factor discussion of this issue. If you expect to expend a material amount of resources on this issue, please discuss this in sufficient detail. We may have further comments after reviewing the revised disclosure.

Documents Incorporated By Reference, page 11

5.   Please update this section to include the amended Form 10-KSB/A and recently filed Forms 8-K.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Jeffrey G. Klein (561) 241-4943
        Sean Donahue